Relationships.
Insight.
Impact.



FVCBankcorp, Inc.

2025 Annual Report

Mission Statement from
Patricia A. Ferrick, President

At FVCbank, our mission is to build enduring relationships by delivering thoughtful advice, innovative financial solutions, and personal service that help our clients succeed. We believe strong communities are built on trust, collaboration, and responsible growth—and that banking is at its best when it serves as a catalyst for opportunity.

Each day, our team works alongside businesses, families, and nonprofit organizations to understand their goals and provide guidance tailored to their unique needs. By combining local decision-making with modern technology and deep financial expertise, we help our clients navigate change, manage risk, and pursue growth with confidence.

As President of FVCbank, I am proud of our people, our culture, and our commitment to doing business the right way. We remain focused on delivering long-term value for our clients, meaningful impact in the communities we serve, and sustainable performance for our shareholders.



"At FVCbank, relationships come first— insight drives decisions, and impact defines success."





What's Inside

A Letter from the Chairman & CEO

David W. Pijor, Esq., Chairman & Chief Executive Officer, FVCBankcorp



2025 was a year of meaningful progress and disciplined execution for FVCBankcorp. I am pleased to report that we delivered strong financial results, advanced key strategic initiatives, and continued to deepen our commitment to clients, colleagues, and the communities we serve.

For the year ended December 31, 2025, the Company reported net income of $22.1 million, or $1.21 diluted earnings per share, representing a 46% increase compared to 2024. Likewise, for the quarter ended December 31, 2025, net income grew to $5.6 million, or $0.31 diluted earnings per share, reflecting both sequential and year-over-year strength in profitability.

Our financial performance was supported by continued loan and deposit growth, disciplined balance sheet management, and improving interest rate dynamics. During 2025, total deposits increased approximately 7% year-over-year, reaching $2.00 billion, while total loans grew 4% to $1.94 billion, illustrating both stability and momentum in core banking activities. Additionally, we achieved net interest margin improvement for the eighth consecutive quarter, with the margin increasing to 3.05% in the fourth quarter.

These results reflect our sustained focus on quality core growth, operational efficiency, and effective asset-liability management. We continue to strengthen our capital position and maintain a well-capitalized balance sheet, providing capacity to support client needs and navigate market cycles.

Beyond quarterly results, we remain committed to our long-term strategic priorities: expanding meaningful client relationships, enhancing digital

and advisory capabilities, and serving as a trusted partner across our markets. In 2025, we launched several initiatives designed to deepen our impact, including the FVCbank podcast series—an innovative platform that elevates conversations with business leaders, nonprofit partners, and industry experts.

Our people are central to this success. Their dedication to service, integrity, and thoughtful execution continues to differentiate FVCbank in a competitive landscape. I am grateful for the commitment and professionalism demonstrated across the organization.



In addition to strong financial performance, our team is committed to the fundamentals that position FVCbank for long-term success. We grew deposits to $2.00 billion and expanded loans to $1.94 billion while maintaining disciplined underwriting and further reducing commercial real estate concentration—demonstrating our commitment to thoughtful growth, portfolio balance, and prudent risk management.

We also took a meaningful step to reinforce shareholder value by initiating a recurring quarterly cash dividend program in 2025. We believe this reflects confidence in our earnings profile, capital position, and ability to deliver sustainable performance while continuing to invest in our clients, our people, and the communities we serve.

Looking ahead, we are focused on driving sustainable performance, advancing our strategic agenda, and delivering value for clients, shareholders, and communities alike. With a strong financial foundation and an unwavering commitment to responsible growth, FVCbank is well-positioned for continued success.

Thank you for your confidence and support.

Sincerely,

David W. Pijor, Esq.
Chairman & Chief Executive Officer



Let's come together
Nasdaq Celebrates
FVCbank
For its Partnership with the
Communities it Serves
Spotlight on Community Banks
FVCbank
FVCB NasdaqListed
Nasdaq
TYLER PERRY'S
She the

Board of **Directors**



Seated: David W. Pijor, Esq. Chairman & CEO | Seated: Patricia A. Ferrick, President
Standing front left to right: L. Burwell Gunn, Vice Chairman and Meena Krishnan
Standing left to right: Daniel M. Testa, Marc N. Duber, Lawrence W. Schwartz, Devin Satz,
Sidney G. Simmonds, Scott Laughlin

Not pictured: Steven M. Wiltse, and Phillip "Trey" R. Wills III

*"Strong governance and long-term thinking are essential
to delivering sustainable value for our shareholders."*
David W. Pijor, Esq., Chairman & CEO

Executive Team



Seated: Patricia A. Ferrick, President | David W. Pijor, Esq. Chairman & CEO
Standing left to right: Alissa M. Curry Briggs, EVP/Chief Lending Officer,
Michelle Buckles, EVP/Chief Risk Officer, Michael G. Nassy, SEVP/Chief Credit Officer,
Jennifer L. Deacon, SEVP/Chief Financial Officer, James C. Elliott, EVP/Executive Director, Commercial Lending
Sharon L. Jackson, EVP/Chief Banking Officer, Steffany Watson, EVP/Chief Services Officer

*"Execution happens when experienced leaders
collaborate with purpose and accountability."*

Patricia A. Ferrick, President

Business Banking, Digital Innovation & Thought Leadership



Delivering Integrated Financial Solutions and Expert Guidance to Growing Businesses

FVCbank's Business Banking platform provides a comprehensive range of financial services to U.S.-based businesses, helping clients achieve their goals with tailored solutions and trusted advice. Our industry-leading offerings include credit, treasury management, merchant services, and financing—delivered through a relationship-driven model that supports businesses at every stage of growth.

As our clients' businesses evolve, they increasingly view FVCbank as a long-term advisory partner. From early-stage companies to established enterprises, we provide the insight, tools, and financial expertise needed to navigate an ever-changing business environment and pursue new opportunities with confidence.

Delivering Insight That Drives Better Decisions

Business owners today face complex challenges—from managing liquidity and cash flow to navigating economic uncertainty and regulatory change. At FVCbank, we see our role as more than a provider of financial products. We serve as advisors, helping clients think strategically about growth, risk, and opportunity.

By combining local decision-making with sophisticated financial capabilities, our bankers are equipped to support clients as their needs change over time. This advisory mindset is central to how we build enduring client relationships.

Simplifying Business Management With Innovative Solutions

We continue to enhance how we serve Business Banking clients by investing in technology and solutions that make managing a business easier and more efficient.

Our digital platforms help clients manage payments, receivables, liquidity, and financial reporting through a streamlined, intuitive





experience. These tools allow businesses to focus less on administrative tasks and more on strategic growth.

By the end of 2025, a significant majority of our business clients use one or more of these solutions, reflecting growing adoption of FVCbank's digital banking capabilities.



Earning Trust Through Experience and Advice

Our client teams collaborate across FVCbank to deliver solutions tailored to a wide range of business needs, including commercial loans, real estate lending, working capital management, treasury solutions, and merchant services.

We deliver value by leveraging the full strength of the bank. As one example, our Community Development Banking efforts support affordable housing and economic development initiatives that strengthen communities and create opportunity. These activities reflect FVCbank's belief that responsible growth benefits both our clients and the markets we serve.

"Our role goes beyond providing capital—we help clients think strategically about growth, risk, and opportunity."

Investing in Banker Effectiveness

We believe exceptional client outcomes begin with well-equipped bankers. FVCbank continues to invest in training, tools, and technology that enable our teams to deliver innovative ideas, creative solutions, and valued advice.

Our focus on banker effectiveness supports deeper, more impactful client conversations and reinforces our role as a trusted financial partner.

Digital Solutions at the Center of Client Relationships

FVCbank continues to invest in digital capabilities that allow businesses, families, and individuals to seamlessly manage their finances. Today, more than 90% of client interactions occur through digital channels, supported by secure, efficient, and increasingly paperless solutions.

Our unified mobile experience enables clients to access banking, payments, and financial insights in one place—delivering convenience without sacrificing personal service.

Beyond the Balance Sheet
Conversations That Strengthen Trust, Community, and Confidence

In 2025, FVCbank launched Beyond the Balance Sheet, a professionally produced podcast designed to spotlight the people, ideas, and organizations shaping stronger communities and a more trusted financial system.

Hosted by veteran broadcaster Vince Coglianese alongside FVCbank President Patricia Ferrick, the series creates thoughtful, unscripted conversations with nonprofit leaders, industry experts, and innovators — offering listeners insight into how leadership, integrity, and expertise translate into real-world impact.

The podcast reflects FVCbank's belief that strong banks do more than manage transactions — they help build confidence, expand opportunity, and elevate conversations that matter.

Episode Highlights

Making an Impact: Supporting Honduran Communities



Guest: M. Aaron Moore, Executive Director, Volunteers for Honduran Communities

This episode focuses on the life-changing work of Volunteers for Honduran Communities, an organization dedicated to improving health, education, and quality of life in underserved regions of Honduras. The conversation explores how targeted medical missions, clean-water initiatives, and nutrition programs deliver measurable results — and why sustained commitment matters more than one-time aid.

Key Insight: Compassion paired with accountability creates lasting change.

> *"Trust is built through transparency, expertise, and conversations that matter."*

Turning Research Into Real-World Solutions



Guest: Kristen Essex, Executive Director, Organization for Autism Research

In this discussion with Organization for Autism Research, listeners learn how evidence-based research can be translated into practical tools for families, educators, and employers. The episode highlights programs that improve workplace inclusion, educational outcomes, and everyday understanding — reinforcing the importance of research that serves real people, not just academic journals.

Key Insight: When research meets real needs, communities grow stronger.

The Future of Payments — and Why Trust Still Matters



Guest: Matt Clyne, Founder & CEO, PayTech Trust

As digital payments evolve at a rapid pace, this episode examines the balance between innovation and trust. The conversation explores how technology can streamline transactions while still preserving personal service, transparency, and accountability — principles that remain essential in both fintech and community banking environments.

Key Insight: Technology may move money faster, but trust moves relationships forward.

Bankers Never Ask That: Risk, Fraud, and Confidence in the Financial System



Guest: Paul Benda, Executive Vice President for Risk, Fraud, and Cybersecurity, American Bankers Association

In a wide-ranging conversation with Paul Benda of the American Bankers Association, this episode pulls back the curtain on how banks manage risk, combat fraud, and protect customers long before problems arise. Drawing from the ABA's Bankers Never Ask That initiative, the discussion addresses common misconceptions about banking while reinforcing the industry's behind-the-scenes commitment to safety, resilience, and public trust.

"Confidence in banking is built long before customers ever notice a threat."

These misconceptions often include the belief that banks are reactive rather than proactive, slow to adapt to emerging threats, or disconnected from consumer protection efforts. In reality, banks invest heavily in fraud prevention, cybersecurity, regulatory compliance, and risk monitoring—often identifying and mitigating threats long before customers are ever aware of them.

Key Insight: Confidence in banking is built long before customers ever notice a threat.

Why This Matters

Beyond the Balance Sheet is more than a podcast — it is an extension of FVCbank's role as a trusted community partner. By elevating voices from nonprofits, industry leaders, and innovators, the series demonstrates how thoughtful dialogue and responsible leadership help strengthen both communities and the broader financial ecosystem.

Executing Complex Transactions

Select Transactions Demonstrating FVCbank's Breadth of Execution

FVCbank's lending team brings deep experience across the full spectrum of financing needs—from straightforward credit facilities to highly structured, multi-bank transactions. Our lenders combine disciplined underwriting with practical judgment, enabling them to navigate complexity, coordinate partners, and tailor solutions that align with each client's strategy. Whether supporting day-to-day operations or executing transformational transactions, FVCbank's approach is grounded in experience, responsiveness, and a commitment to delivering certainty of close.

"Complex transactions demand certainty of execution, disciplined underwriting, and experienced judgment."

The transactions that follow illustrate how this experience translates into successful outcomes across a range of financing structures and industries.

Sponsor-Backed Acquisitions

CLOSED
- $10+ Million
- Senior Debt Financing
- Sponsor-Backed Acquisition
- Architecture & Design Platform

CLOSED
- $10+ Million
- Senior Debt Financing
- Sponsor-Backed Acquisition
- Global M&A Advisory Platform

Government Contracting Transactions

CLOSED
- $17.0 Million
- Acquisition and Growth Financing
- Government Contractor

CLOSED
- $7.0 Million
- Working Capital Financing
- Government Contractor

Defense & Aerospace Contractors

CLOSED
- $10.8 Million
- Acquisition Financing
- Defense Contractor

CLOSED
- $13.5 Million
- Acquisition Financing
- Defense Contractor (NASA-Affiliated)

Growth Capital & Recapitalization

CLOSED
- $8.0 Million
- Acquisition Recapitalization and Line of Credit
- Government & Commercial Communications Agency

Participation & Lead-Bank Transactions

CLOSED
- Nearly $70.0 Million
- Multi-Bank Participation Financing
- Lead Bank
- Secure Government Contracting Infrastructure Provider

"Execution. Impact. Momentum."
Bank-Wide Impact Highlights

2025 was a year defined by disciplined execution and steady progress. We focused on the fundamentals that matter most—building core relationships, delivering high-value solutions, managing risk with rigor, and investing in capabilities that improve client experience. The result is a bank with strengthening momentum and a clear, confident path forward.

Execution

- Beyond the Balance Sheet podcast
- Nonprofit engagement
- Financial education and advisory leadership

We executed with discipline—structuring financing solutions, supporting complex transactions, and delivering responsive local decision-making. Across our markets, our teams focused on certainty of close, thoughtful underwriting, and solutions built around real client needs.

Impact

- Disciplined loan growth
- Expansion of sponsor-backed and GovCon lending
- Growth in digital adoption and treasury services

We believe impact is earned through trust and consistency. In 2025, we expanded how we engage our communities and clients—highlighting meaningful leadership conversations through our Beyond the Balance Sheet podcast and continuing to support organizations and initiatives that strengthen the region we serve.

Operational Momentum

- Continued margin improvement
- Investments in technology and banker effectiveness
- Strong credit quality and risk discipline

Momentum is measured in performance and resilience. In 2025, net income increased 46% to $22.1 million, deposits grew 7% to $2.00 billion, and loans increased 4% to $1.94 billion. We also achieved continued net interest margin improvement and reduced commercial real estate concentration—reinforcing balance sheet strength and long-term stability.



Strong Results. Disciplined Growth.



Net interest margin reached 3.05% in Q4 (8th consecutive quarter of improvement)

46% increase in net income to $22.1 million

Reduced CRE concentration to 313% of total risk-based capital (from 372%)

Expanded thought leadership via Beyond the Balance Sheet podcast

Deposits up 7% to $2.00 billion

Initiated a recurring quarterly dividend program in 2025

Loans up 4% to $1.94 billion

FVCbank
One Bank. Unlimited Possibilities.

Taken together, these results reflect a simple idea: consistent performance is built on disciplined banking fundamentals. As we look ahead, we will continue to prioritize relationship-driven growth, prudent risk management, and thoughtful investment in innovation—delivering value for customers, communities, and shareholders.

Why Investors Choose FVCbank

FVCbank offers investors a differentiated community banking model built on disciplined growth, strong asset quality, and experienced leadership. Our strategy balances consistent profitability with prudent risk management, enabling us to perform across economic cycles while continuing to invest in innovation, people, and markets we know well.

Disciplined Financial Performance

Consistent earnings, improving margins, strong capital ratios, and a focus on core deposits support long-term value creation.

Experienced Leadership & Governance

A seasoned management team and engaged Board bring decades of market knowledge, operational discipline, and strategic clarity.

Relationship-Driven Growth Model

We compete by knowing our clients, making local decisions, and delivering tailored solutions—not by chasing volume.

Thoughtful Innovation & Risk Management

Investments in digital platforms, cybersecurity, and compliance strengthen efficiency while protecting customers and shareholders.

"FVCbank is built for long-term performance—balancing disciplined growth, prudent risk management, and consistent execution."

Selected Financials

(Dollars and shares in thousands, except per share data)

			Years Ended December 31, 2025		
Income Statement Data:	2025	2024	2023	2022	2021
Interest income	$118,397	$ 113,312	$ 106,615	$ 80,682	$ 68,428
Interest expense	54,628	57,723	52,219	15,438	10,481
Net interest income	63,769	55,589	54,396	65,244	57,947
Provision for loan losses	1,589	6	132	2,629	(500)
Net interest income after provision for loan losses	62,180	55,583	54,264	62,615	58,447
Non-interest income	3,637	2,534	(13,370)	2,834	4,302
Non-interest expense	37,570	35,820	36,662	34,460	34,540
Net income before income taxes	28,247	22,297	4,232	30,989	28,209
Provision for income taxes	6,190	7,233	410	6,005	6,276
Net income	$22,057	$ 15,064	$ 3,822	$ 24,984	$ 21,933
Balance Sheet Data:					
Total assets	$2,292,256	$ 2,198,950	$ 2,190,558	$ 2,344,322	$ 2,202,924
Loans receivable, net of fees	1,941,283	1,870,235	1,828,564	1,840,434	1,503,849
Allowance for loan losses	(18,886)	(18,129)	(18,871)	(16,040)	(13,829)
Total investment securities	153,424	156,740	171,859	278,333	358,038
Total deposits	1,997,277	1,870,605	1,845,292	1,830,162	1,883,769
Other borrowed funds	-	68,695	104,620	284,565	44,510
Total shareholders' equity	253,600	235,354	217,117	202,382	209,796
Common shares outstanding	17,918	18,204	17,807	17,476	13,727
Per Common Share Data:					
Basic net income	$1.22	$ 0.83	$ 0.22	$ 1.43	$ 1.29
Fully diluted net income	1.21	0.82	0.21	1.35	1.20
Book value	14.15	12.93	12.19	11.58	12.23
Tangible book value [1]	13.74	12.52	11.77	11.14	11.76
Performance Ratios:					
Return on average assets	0.99 %	0.69 %	0.17 %	1.18 %	1.11 %
Return on average equity	8.99	6.64	1.82	12.34	10.92
Net interest margin [2]	2.92	2.62	2.49	3.19	3.09
Efficiency ratio [3]	55.74	61.63	89.36	50.62	55.49
Non-interest income to average assets	0.16	0.12	(0.59)	0.13	0.22
Non-interest expense to average assets	1.68	1.65	1.61	1.62	1.75
Loans receivable, net of fees to total deposits	97.20	99.98	99.09	100.56	79.83

Selected Financials

(Dollars and shares in thousands, except per share data)

			Years Ended December 31, 2025		
Asset Quality Ratios:	**2025**	**2024**	**2023**	**2022**	**2021**
Net charge-offs (recoveries) to average loans receivable, net of fees	0.05	0.04 %	0.02 %	0.03 %	0.04 %
Nonperforming loans to loans receivable, net of fees	0.55	0.69	0.10	0.24	0.23
Nonperforming assets to total assets	0.48	0.58	0.08	0.19	0.16
Allowance for loan losses to nonperforming loans	172.86	141.38	1,031.77	357.00	394.21
Allowance for loan losses to loans receivable, net of fees	0.97	0.97	1.03	0.87	0.92
Capital Ratios (Bank Only):					
Tangible common equity (to tangible assets)	11.38 %	10.87 %	10.12 %	8.86 %	9.81 %
Total risk-based capital (to risk weighted assets)	15.38	14.73	13.83	13.28	13.54
Common equity tier 1 capital (to risk weighted assets)	14.37	13.74	12.80	12.45	12.72
Tier 1 levarage (to average assets)	12.23	11.74	10.77	10.75	10.55
Other:					
Average shareholders' equity to average total assets	11.00 %	10.42 %	9.24 %	9.53 %	10.15 %
Average loans receivable, net of fees to average total deposits	97.76	102.54	96.52	86.77	86.80
Average common shares outstanding:					
Basic	18,121	18,057	17,723	17,431	17,062
Diluted	18,260	18,397	18,231	18,484	18,227

[1] Tangible book value is calculated as total shareholders' equity, less goodwill and other intangible assets, divided by common shares outstanding.

[2] Net interest margin is calculated as net interest income divided by total average earning assets.

[3] Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income.



Loans Receivable, net of fees (Millions)



Total Deposits (Millions)



Income Before Nonrecurring Expenses and Taxes (Thousands)

FVCbank **Officers**

Executive Officers

David W. Pijor, Esq.
Chairman & CEO

Patricia A. Ferrick
President

Michael G. Nassy
SEVP/Chief Credit Officer

Jennifer L. Deacon
SEVP/Chief Financial Officer

Alissa Curry Briggs
EVP/Chief Lending Officer

Michelle Buckles
EVP/Chief Risk Officer

James C. Elliott
EVP/Executive Director, Commercial Lending

Sharon L. Jackson
EVP/Chief Banking Officer

Steffany R. Watson
EVP/Chief Services Officer

Senior Officers

R. Bruce Gemmill
Chief Marketing Officer

Alberta "Bertie" A. Gibson
Chief Administrative Officer

Josh Grimes
Chief Technology and Information Security Officer

Altaf M. Shadick
Chief Retail Officer

Joanna Atchison
SVP/Director of Credit Administration

Michael Bowab
SVP/Director of Deposit Operations

Joseph Catalano
SVP/Commercial Loan Officer

Lisa M. Craze
SVP/Director of Loan Operations & Servicing

Peggy Elie
SVP/Director of Branch Administration

Artie R. Esworthy III
SVP/GovCon Commercial Loan Officer

Uriel Gregoire
SVP/GovCon and C&I Commercial Loan Officer

Gregory Kassing
SVP/Director of Special Assets

Craig W. Laudeman
SVP/Market President Maryland

Linda M. Long
SVP/Commercial Loan Officer

Jonathan S. Miller
SVP/Controller

Timothy B. Moorstein
SVP/Director C&I and Government Contract Lending

Brandon Parker
SVP/Director of Portfolio Credit Risk

Sharon Ricciardi
SVP/Director of Business Development

Christine M. Rowe
SVP/Director of Cash Management

Tonya Smith
SVP/Director of Specialty Lending Operations

Joshua F. Steele
SVP/Director of Commercial Real Estate

Jennifer L. Sutherland
SVP/Director of Human Resources

Our Locations



Headquarters
11325 Random Hills Road, Suite 240
Fairfax, VA 22030
703-436-3800

Main Branch
11325 Random Hills Road, Suite 140
Fairfax, VA 22030
703-672-2580

Arlington Branch
2500 Wilson Boulevard, Suite 100
Arlington, VA 22201
703-387-5050

Baltimore Branch
224 Albemarle Street
Baltimore, MD 21202
410-685-4611

Bethesda Branch
6929 Arlington Road
Bethesda, MD 20814
301-652-2265

Manassas Branch
7900 Sudley Road, Suite 100
Manassas, VA 20109
703-656-7300

Reston Branch
11260 Roger Bacon Drive, Suite 101
Reston, VA 20190
703-436-3880

Springfield Branch
6975 Springfield Boulevard
Springfield, VA 22150
703-672-2590

Washington, DC Branch
1301 9th Street, NW
Washington, DC 20001
202-628-5500

Loan Production Office
100 West Road, Suite 302
Towson, MD 21204
410-387-2607



FVCBankcorp, Inc.

fvcbank.com

Member
FDIC